Exhibit 12.1

PEABODY ENERGY CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	Predecessor					Successor
					January 1 through April 1, 2017	April 2 through December 31, 2017
	2013	2014	2015	2016
(Loss) Income from Continuing Operations Before Income Taxes	$(734.3)	$(547.9)	$(1,990.3)	$(758.3)	$(459.3)	$552.1
Interest Expense	425.2	428.2	533.2	328.1	32.9	140.6
Interest Portion of Rental Expense	55.5	56.5	49.3	45.1	9.7	20.3
Loss (Income) from Equity Affiliates	83.4	107.6	292.4	(16.2)	(15.0)	(49.0)
Adjusted Earnings	$(170.2)	$44.4	$(1,115.4)	$(401.3)	$(431.7)	$664.0
Interest Expense	$425.2	$428.2	$533.2	$328.1	$32.9	$140.6
Interest Portion of Rental Expense	55.5	56.5	49.3	45.1	9.7	20.3
Preference Security Dividend (1)	—	—	—	—	—	179.5
Adjusted Fixed Charges	$480.7	$484.7	$582.5	$373.2	$42.6	$340.4
Ratio of Earnings to Fixed Charges	(2)	(2)	(2)	(2)	(2)	1.95

(1)
Reflects 8.5% dividend rate per annum, payable semiannually in kind as a dividend of additional shares of preferred stock in addition to deemed dividends related to the shares of preferred stock that were converted during the period.

(2)
Earnings were insufficient to cover fixed charges by approximately $147.4 million, $650.9 million, $440.3 million, $1,697.9 million, $774.5 million for the years ended December 31, 2012, 2013, 2014, 2015, and 2016, respectively, and by approximately $474.3 million the period of January 1 through April 1, 2017.